UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 5, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 5, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, July 5, 2016

DBV Technologies Proudly Welcomes

Dr. Lucia Septién as Chief Medical Officer

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the appointment of Lucia Septién, M.D., as Chief Medical Officer. Dr. Septién will provide strategic input and oversight into the company’s clinical development programs and medical affairs. In partnership with Dr. Hugh Sampson and Laurent Martin, DBV’s Chief Scientific Officer and Chief Development Officer, respectively, Dr. Septién will be instrumental in the advancement of the company’s lead product candidate, Viaskin® Peanut, through its Phase III trial to appropriate regulatory submissions. Dr. Septién will also have a key role in accelerating the development of other Viaskin product candidates in and beyond food allergies.

Dr. Pierre-Henri Benhamou, Chairman and Chief Executive Officer of DBV, said: “Lucia’s strong track record and wealth of drug development expertise makes her a perfect fit for the DBV leadership team. She will play a key role in helping us to achieve our goal to bring Viaskin Peanut to patients quickly, upon regulatory approval,”said Dr. Benhamou. “Lucia joins DBV at an exciting time in our company’s growth as we also continue to learn more about Viaskin’s potential use outside food allergies. We anticipate that her broad experience leading development programs in a variety of disease areas will enhance our ability to accelerate the transition of our early-stage product candidates into the clinic, and ultimately, to our patients.”

Dr. Septién has more than 20 years of experience in the pharmaceutical industry, where she has a strong track record in drug development and medical affairs. She has held several senior positions, leading R&D and Portfolio Management Strategy teams in a wide range of therapeutic areas, including small molecules and biologicals. Dr. Septién spent most of her career at Pfizer and Wyeth. At Pfizer, she served as Vice President of the Specialty Care Business Unit, Europe, where she led a team of over 300 staff providing medical and scientific support in several therapeutic areas, including immunology, vaccines, inflammation, and rare diseases. Prior to Pfizer, Dr. Septién served at Wyeth Pharma as Assistant Vice President, Global Neuroscience, responsible for major Phase II and III development programs, including the clinical studies of monoclonal antibodies in Alzheimer’s disease in over 27 countries. Lucia also contributed to several product registrations with both the U.S. Food and Drug Administration and the European Medicines Agency. Prior to joining DBV, Lucia was Vice President, Global Neurosciences, responsible for the Medical Strategy of the Botulinum Toxin portfolio at Ipsen. Lucia earned her medical degree and specialized in Psychiatry at the National University of Mexico City. She completed her post-graduate training in Nuclear Medicine at the Commisariat de l’Energie Atomique in Saclay, France.

Dr. Septién, DBV’s Chief Medical Officer said: “DBV is breaking grounds in the treatment of food allergies by developing a treatment that has the potential to transform the care of patients suffering from these life-threatening diseases. I am proud to join a company with such passion for science, innovation and patient care.”

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About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; and statements regarding our research and development efforts and the commercial potential of our product candidates generally. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contacts

Erinn White, Centron PR

+1 646-722-8822

ewhite@centronpr.com

Media Contacts, Europe

Caroline Carmagnol, Alize RP – Relation Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com

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